Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Duff & Phelps Select Energy MLP Fund Inc. was held on June 6, 2017. The meeting was held for purposes of electing two (2) nominees to the Board of Directors.

   The results were as follows:

Election of Directors
                     Votes For     Votes Withheld
William R. Moyer    23,670,840     600,612
James M. Oates       1,400,000        0

      Based on the foregoing, William R. Moyer and James M. Oates were re-elected to the Board of Directors. The Fund's other Directors who continue in office are George R. Aylward, Philip
R. McLoughlin, James B. Rogers, Jr., R. Keith Walton, and Brian
T. Zino.